# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dave, Inc., CIK 0001841408
CUSIP: 23834J201
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, California (CA), 90019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-021965
Filed by CIK 0001842721

## Reporting persons
- Norwest Venture Partners XIV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,675; sole dispositive power 0; shared dispositive power 232,675; aggregate amount beneficially owned 232,675 (2% of the class)
- Genesis VC Partners XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,675; sole dispositive power 0; shared dispositive power 232,675; aggregate amount beneficially owned 232,675 (2% of the class)
- NVP Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,675; sole dispositive power 0; shared dispositive power 232,675; aggregate amount beneficially owned 232,675 (2% of the class)
- Jeffrey Crowe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,675; sole dispositive power 0; shared dispositive power 232,675; aggregate amount beneficially owned 232,675 (2% of the class)
- Jon Erik Kossow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 232,675; sole dispositive power 0; shared dispositive power 232,675; aggregate amount beneficially owned 232,675 (2% of the class)

## Item 1. Issuer
Name of issuer: Dave, Inc.
Address of issuer's principal executive offices: 1265 South Cochran Avenue, Los Angeles, CA, 90019.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Norwest Venture Partners XIV, LP ("NVP XIV")
Genesis VC Partners XIV, LLC ("Genesis XIV")
NVP Associates, LLC ("NVP Associates")
Jeffrey Crowe ("Crowe")
Jon E. Kossow ("Kossow")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

1300 El Camino Real, Suite 200
Menlo Park, CA 94025
Citizenship:
NVP XIV Delaware
Genesis XIV Delaware
NVP Associates Delaware
Crowe United States
Kossow United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 232,675 shares of Class A common stock held directly by NVP XIV.

Genesis XIV is the general partner of NVP XIV. NVP Associates is the managing member of Genesis XIV and Crowe and Kossow are Co-Chief Executive Officers of NVP Associates. Each of Genesis XIV, NVP Associates, Crowe and Kossow, may be deemed to share voting and investment authority over these shares.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 11,826,358 shares of Class A common stock outstanding as of April 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on February 14, 2023).

## Signatures
- Norwest Venture Partners XIV LP: /s/ Matthew De Dominicis, Chief Financial Officer (08/14/2025)
- Genesis VC Partners XIV, LLC: /s/ Matthew De Dominicis, Chief Financial Officer (08/14/2025)
- NVP Associates, LLC: /s/ Matthew De Dominicis, Chief Financial Officer (08/14/2025)
- Jeffrey Crowe: /s/ Matthew De Dominicis, Matthew De Dominicis, Attorney-in-Fact (08/14/2025)
- Jon Erik Kossow: /s/ Matthew De Dominicis, Matthew De Dominicis, Attorney-in-Fact (08/14/2025)